07020697

CID-B-06-058

January 11, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Filing Desk

SUPPL

RECEIVED JAN 2007

JSAT Corporation

File No. 82-5111

Exemption Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, please find enclosed a copy of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

- JSAT Announces Issuance Terms for Stock Options (Stock Acquisition Rights) to Directors (dated January 5, 2007)
- JSAT Announces Issuance Terms for Stock Options (Stock Acquisition Rights) (dated January 5, 2007)
- JSAT Announces Issuance Terms for Stock Options (Stock Acquisition Rights) to Directors (dated January 10, 2007)
- Notice regarding the Preparation of a Share Transfer Plan and the Conclusion of a Share Transfer Agreement (January 11, 2007)

Yours faithfully,

PROCESSED

FEB 0 2 2007

THOMSON FINANCIAL

Hideto Usa

General Manager
Corporate Communications & Investor Relations Division
Corporate Coordination Group
JSAT Corporation

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17・18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

January 5, 2007
JSAT Corporation

JSAT Announces Issuance Terms for Stock Options (Stock Acquisition Rights) to Directors

JSAT Corporation ("JSAT") wishes to serve notice that today it determined the exercise price of stock acquisition rights. On December 21, 2006, the Board of Directors passed a resolution regarding the issuance of stock acquisition rights to JSAT directors, based on the resolution "Regarding Setting the Amount of Stock Option Compensation for Directors and Other Details" approved at JSAT's 22nd Ordinary General Meeting of Shareholders held on June 27, 2006.

(1)Persons qualified for the issuance of stock acquisition rights, number of persons, and number of stock acquisition rights to be issued
JSAT directors 5 persons 300 rights

(2)Type and number of shares underlying stock acquisition rights
JSAT common stock: 300 shares

(3) Total number of stock acquisition rights
300 rights

(4) Monetary payment for stock acquisition rights
The amount of the monetary payment for the stock acquisition rights shall be the fair value on the date of issuance as determined by the Black Scholes Model. However, no monetary payment shall be required in exchange for the stock acquisition rights, because such payment is deemed to be offset by the right granted to directors to claim remuneration from JSAT.

(5) Exercise price of stock acquisition rights
The exercise price is 308,600yen per share.

(6) Exercise period for the stock acquisition rights
From July 1, 2007 to June 30, 2011

(7) Matters regarding capital and capital reserves that will increase when shares are issued upon exercise of stock acquisition rights
i. The amount of the increase in capital when shares are issued upon the exercise of the stock acquisition rights will be half of the maximum permitted increase of capital, etc. calculated in accordance with Article 40, No.1 of the Corporate Calculation Rules, with any fraction of less than one yen rounded up to the nearest yen.
ii. The amount of the increase in capital reserves when shares are issued upon the exercise of the stock acquisition rights will be determined by subtracting the increase in capital calculated as stipulated in item i above from the maximum amount of increase allowed as defined in item i above.

(8) Date of issuance of stock acquisition rights
January 9, 2007.

(Reference)
Date of proposal to Ordinary General Meeting of Shareholders: May 12, 2006.
Date of resolution of Ordinary General Meeting of Shareholders: June 27, 2006.
Date of Board of Directors resolution: December 21, 2006

January 5, 2007
JSAT Corporation

JSAT Announces Issuance Terms for Stock Options (Stock Acquisition Rights)

JSAT Corporation ("JSAT") wishes to serve notice that today it determined the exercise price of stock acquisition rights. On December 21, 2006, the Board of Directors approved a resolution to offer stock acquisition rights, and set terms concerning the recipients of said stock acquisition rights. This was based on the resolution "Delegation of Authority to the Board of Directors to Set Terms for the Issuance of Stock Acquisition Rights as Stock Options" approved at JSAT's 22nd Ordinary General Meeting of Shareholders held on June 27, 2006.

(1) Persons qualified for the issuance of stock acquisition rights, number of persons, and number of stock acquisition rights to be issued

JSAT executive officers	7 persons	200 rights
JSAT employees	196 persons	826 rights
Directors of JSAT subsidiaries	4 persons	58 rights
Employees of JSAT subsidiaries	49 persons	116 rights

(2) Type and number of shares underlying stock acquisition rights
JSAT common stock: 1,200 shares

(3) Total number of stock acquisition rights
1,200 rights

(4) Monetary payment for stock acquisition rights
The stock acquisition rights require no monetary payment. (in gratis)

(5) Exercise price of stock acquisition rights
The exercise price is 308,600yen per share.

(6) Exercise period for the stock acquisition rights
From July 1, 2007 to June 30, 2011

(7) Matters regarding capital and capital reserves that will increase when shares are issued upon exercise of stock acquisition rights

i. The amount of the increase in capital when shares are issued upon the exercise of the stock acquisition rights will be half of the maximum permitted increase of capital, etc. calculated in accordance with Article 40, No.1 of the Corporate Calculation Rules, with any fraction of less than one yen rounded up to the nearest yen.

ii. The amount of the increase in capital reserves when shares are issued upon the exercise of the stock acquisition rights will be determined by subtracting the increase in capital calculated as stipulated in item i above from the maximum amount of increase allowed as defined in item i above.

(8) Date of issuance of stock acquisition rights
January 9, 2007.

(Reference)

Date of proposal to Ordinary General Meeting of Shareholders: May 12, 2006.
Date of resolution of Ordinary General Meeting of Shareholders: June 27, 2006.
Date of Board of Directors resolution: December 21, 2006

January 10, 2007
JSAT Corporation

JSAT Announces Issuance Terms for Stock Options (Stock Acquisition Rights) to Directors

JSAT Corporation ("JSAT") wishes to serve notice that today it determined Manetary payment for stock acquisition rights. On December 21, 2006, the Board of Directors passed a resolution regarding the issuance of stock acquisition rights to JSAT directors, based on the resolution "Regarding Setting the Amount of Stock Option Compensation for Directors and Other Details" approved at JSAT's 22nd Ordinary General Meeting of Shareholders held on June 27, 2006.

(1)Persons qualified for the issuance of stock acquisition rights, number of persons, and number of stock acquisition rights to be issued
JSAT directors 5 persons 300 rights

(2)Type and number of shares underlying stock acquisition rights
JSAT common stock: 300 shares

(3) Total number of stock acquisition rights
300 rights

(4) Monetary payment for stock acquisition rights
50,591 yen per share. However, no monetary payment shall be required in exchange for the stock acquisition rights, because such payment is deemed to be offset by the right granted to directors to claim remuneration from JSAT.

(5) Exercise price of stock acquisition rights
The exercise price is 308,600yen per share.。

(6) Exercise period for the stock acquisition rights
From July 1, 2007 to June 30, 2011

(7) Matters regarding capital that will increase when shares are issued upon exercise of stock acquisition rights
Capital will increase by 179,596 yen per share

(8) Date of issuance of stock acquisition rights
January 9, 2007.

(Reference)
Date of proposal to Ordinary General Meeting of Shareholders: May 12, 2006.
Date of resolution of Ordinary General Meeting of Shareholders: June 27, 2006.
Date of Board of Directors resolution: December 21, 2006

This press release relates to the business combination (the "Business Combination") to be effected under Japanese laws whereby JSAT Corporation and SKY Perfect Communications Inc. (collectively, the "Companies") will become wholly owned subsidiaries of a newly established Japanese corporation (the "Holding Company"). The Business Combination and information to be distributed in connection therewith are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information included herein and therein have been and will be prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of the United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Business Combination, since the Companies and the Holding Company will be located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue the Companies, the Holding Company or their respective officers or directors in a Japanese court for violation of the U.S. securities laws. It may be difficult to compel the Companies, the Holding Company or any of their respective affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the Companies or the Holding Company may purchase securities otherwise than pursuant to the Business Combination, such as in open market or privately negotiated purchases.

January 11, 2007

JSAT Corporation
Kiyoshi Isozaki, President & CEO, Representative Director
(Code Number: 9442, First Section of Tokyo Stock Exchange)
Contact: Hideto Usa, Corporate Communications & Investor Relations Division, General Manager
TEL: 03-5219-7778

SKY Perfect Communications Inc.
Masao Nito, President and Representative Director
(Code Number: 4795, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto, Public Relations and Investor Relations Department, General Manager
TEL: 03-5468-9400

Notice regarding the Preparation of a Share Transfer Plan and the Conclusion of a Share Transfer Agreement

JSAT Corporation (President & CEO: Kiyoshi Isozaki; Headquarters: Chiyoda-ku, Tokyo; "JSAT") and SKY Perfect Communications Inc. (President and Representative Director: Masao Nito; Headquarters: Shibuya-ku, Tokyo; "SKY Perfect"; together with JSAT, the "Companies") are pleased to announce that respective meetings of their boards of directors have resolved the share transfer (*kabushiki iten*; the "Share Transfer") plan (the "Plan") and have concluded a share transfer agreement (the "Definitive Agreement") based on the Basic Agreement executed on October 26, 2006. Details are as follows.

The Companies have decided to change the Japanese name of the holding company (the "Holding Company") announced on October 26, 2006, to be established by the Companies on April 2, 2007. However, the English name for the Holding Company, SKY Perfect JSAT Corporation, also announced on the date, remains the same. Other details such as the Exchange Ratio (defined below) and the schedule for the Share Transfer will remain unchanged from those announced on October 26, 2006.

The Companies intend to continue to lay the foundations for the Business Combination to establish the Holding Company, and regard the incorporation of the Holding Company as a new starting point to further develop the market for multichannel pay TV in Japan and maximize their corporate values through integrated business expansion and more efficient management to correspond with the convergence of the telecommunications and broadcasting industries.

1. Terms and conditions of the Share Transfer, etc.

(1) Share Exchange Ratio

The ratio of the number of shares of the Holding Company's common stock to be allocated to the shares of the Companies upon the Share Transfer (the "Exchange Ratio") will be as follows.

Company name	SKY Perfect	JSAT
Exchange Ratio	1	4

Based on the Exchange Ratio, holders of SKY Perfect's common stock will receive one share of the Holding Company's common stock for each share of SKY Perfect's common stock. Holders of JSAT's common stock will receive four shares of the Holding Company's common stock for each share of JSAT's common stock.

With respect to the Exchange Ratio, SKY Perfect and JSAT have retained Morgan Stanley Japan Securities

Co., Ltd. and Merrill Lynch Japan Securities Co., Ltd. as their respective financial advisors and asked them to evaluate the Exchange Ratio as third party institutions. These financial advisors calculated the Companies' respective enterprise and equity values by utilizing the comparative stock price performance method, the DCF (Discounted Cash Flow) method and other relevant methods. Based on their valuations, SKY Perfect and JSAT determined the Exchange Ratio through negotiation and discussion.

However, should any significant change occur affecting the conditions upon which the calculations are based, the Companies may discuss and change the Exchange Ratio.

(2) Schedule of the Share Transfer

November 11, 2006:	Record date for extraordinary shareholders' meeting for the approval of the Share Transfer (the Companies)
January 11, 2007:	Preparation of the Plan and conclusion of the Definitive Agreement (the Companies)
February 9, 2007 (tentative):	Extraordinary shareholders' meeting for the approval of the Share Transfer (the Companies)
March 27, 2007 (tentative):	Effective date of delisting of the shares of the Companies
April 2, 2007 (tentative):	Effective date of registration and incorporation of the Holding Company and listing of the Holding Company shares
Mid-May 2007 (tentative):	Date of delivery of share certificates (the Holding Company)

The Companies may change, through discussion, the above schedule should any significant difficulties arise during the course of this process.

(3) Application for the listing of Holding Company shares

The Holding Company will apply to list its shares on the Tokyo Stock Exchange (TSE). Although the date of the listing will be determined subject to regulations, including the rules of the TSE, the listing of the shares of the Holding Company is scheduled for April 2, 2007, which is the registration date for its incorporation. In line with the Share Transfer process, shares of SKY Perfect and JSAT are scheduled to be delisted from the TSE as of March 27, 2007.

(4) Convertible bonds issued by JSAT (reaching maturity in March 2007)

Convertible bonds that are not converted to JSAT common stock will be redeemed by JSAT in March 2007 in accordance with the terms and conditions of the convertible bonds.

(5) Stock acquisition rights (stock options) issued by the Companies

With respect to the stock acquisition rights issued by the Companies as stock option, the Holding Company plans to issue its stock acquisition rights in lieu of the existing stock acquisition rights to each holder of the existing stock acquisition rights as follows, taking into account of the details of each existing stock acquisition right and the Exchange Ratio. Details of the stock acquisition rights to be issued by the Holding Company will be announced as soon as they are determined:

(i) to the holder of the first stock acquisition rights of SKY Perfect (total number of rights: 1,644), one of the first stock acquisition rights of the Holding Company (total number of rights: 1,644) will be issued for each of the first stock acquisition rights of SKY Perfect;

(ii) to the holder of the second stock acquisition rights of SKY Perfect (total number of rights: 2,909), one of the second stock acquisition rights of the Holding Company (total number of rights: 2,909) will be issued for each of the second stock acquisition rights of SKY Perfect;

(iii) to the holder of the third stock acquisition rights of SKY Perfect (total number of rights: 1,158), one of the third stock acquisition rights of the Holding Company (total number of rights: 1,158) will be issued for each of the third stock acquisition rights of SKY Perfect;

(iv) to the holder of the fourth stock acquisition rights of SKY Perfect (total number of rights: 2,599), one of the fourth stock acquisition rights of the Holding Company (total number of rights: 2,522) will be issued for each of the fourth stock acquisition rights of SKY Perfect;

(v) to the holder of the fifth stock acquisition rights of SKY Perfect (total number of rights: 1,180), one of the fifth stock acquisition rights of the Holding Company (total number of rights: 1,180) will be issued for each of the fifth stock acquisition rights of SKY Perfect;

(vi) to the holder of the first stock acquisition rights of JSAT (total number of rights: 1,000), one of the sixth stock acquisition rights of the Holding Company (total number of rights: 1,000) will be issued for each of the first stock acquisition rights of JSAT;

(vii) to the holder of the second stock acquisition rights of JSAT (total number of rights: 1,000), one of the seventh stock acquisition rights of the Holding Company (total number of rights: 1,000) will be issued for each of the second stock acquisition rights of JSAT;

(viii) to the holder of the fourth stock acquisition rights of JSAT (total number of rights: 300), one of the eighth stock acquisition rights of the Holding Company (total number of rights: 300) will be issued for each of the fourth stock acquisition rights of JSAT; and

(ix) to the holder of the fifth stock acquisition rights of JSAT (total number of rights: 1,200), one of the ninth stock acquisition rights of the Holding Company (total number of rights: 1,200) will be issued for each of the fifth stock acquisition rights of JSAT.

* With respect to type and number of shares regarding the stock acquisition rights to be issued by the Holding Company, taking into account of the Exchange Ratio, one common share of the Holding Company will be acquired for each stock acquisition rights in case of the first through fifth stock acquisition rights, and four common shares of the Holding Company will be acquired for each stock acquisition rights in case of the sixth through ninth stock acquisition rights.

* The number of each stock acquisition rights issued by the Companies is as of January 2007 and is subject to change by exercise of the rights thereafter. By such exercise, the number of the stock acquisition rights to be issued by the Holding Company in lieu of the existing stock acquisition rights will be subject to change accordingly.

(6) Accounting procedure for the Share Transfer

The Share Transfer is classed as an "acquisition" under the accounting practices for business combinations that came into effect in April 2006. The Holding Company will therefore record the assets and liabilities of the company being combined (JSAT) via the Purchase Method*.

In the case of the Share Transfer, the difference between the "acquisition price" of JSAT and the "market value of its net assets" will be capitalized as "goodwill" on the Holding Company's consolidated balance sheets. The Holding Company will be obliged to amortize the goodwill within 20 years.

According to current estimates based on JSAT's net assets as of September 30, 2006, goodwill at the time of the incorporation of the Holding Company is expected to total approximately ¥10 billion. However, this estimated goodwill is subject to change depending on the market value of JSAT's net assets as of the end of March 2007.

The number of amortization years of goodwill will be announced as soon as it is determined.

(*) The Purchase Method refers to the accounting procedure whereby the assets and liabilities of the company being combined are carried over at their market value and the price of the shares issued in consideration used as the acquisition price for the relevant company.

(7) Treasury stocks of the Companies and shares of SKY Perfect owned by JSAT

The Holding Company's stock will be allocated to treasury stock owned by the Companies and shares of SKY Perfect owned by JSAT in accordance with the Exchange Ratio (SKY Perfect: 1 and JSAT: 4). SKY Perfect and JSAT will consider and determine the treatment of the Holding Company's stock to be held by the Companies as a result of the Share Transfer from the perspective of the combined group's equity policy,

taking into account the option of using them as considerations in acquisitions for future M&A strategies and the retirement of treasury stock to improve the group's capital efficiency.

2. Overview of the Holding Company

(1) Company name: SKY Perfect JSAT Corporation

* Reflecting the desire to further promote the Business Combination, the Companies have decided to change the Japanese name of the Holding Company announced on October 26, 2006 to be established by the Companies on April 2, 2007. However, the English name for the Holding Company, SKY Perfect JSAT Corporation, also announced on the date, remains the same.

(2) Description of business:

- The Holding Company will be responsible for the overall management of group business through planning, operation and administration activities designed to optimize group operations and managing group companies based on clearly delegated authorities and responsibilities.
- The Holding Company will effectively use the management resources of the group and will plan and execute group strategies designed to bolster profit growth and quickly generate synergy from the Business Combination.

(3) Location of Headquarters:

Chiyoda-ku, Tokyo. Details will be announced as soon as it is determined.

(4) Date of incorporation: April 2, 2007 (Monday)

(5) Candidates for directors and corporate auditors

Title	Name	Major Current Position(s)
Chairman and Representative Director	Masanori Akiyama	JSAT Corporation, Director, Senior Managing Executive Officer
President and Representative Director	Masao Nito	SKY Perfect Communications Inc., President and Representative Director
Executive Director	Ryoji Hirabayashi	SKY Perfect Communications Inc., Managing Director
Executive Director	Hiroo Sumitomo	JSAT Corporation, Senior Executive Officer
Non-Executive Director	Iwao Nakatani	JSAT Corporation, Non-Executive Director; Mitsubishi UFJ Research and Consulting Co., Ltd., Chairman of the Board Counselor Tama University, President
Non-Executive Director	Masakatsu Mori	SKY Perfect Communications Inc., Non-Executive Director; Accenture Japan Ltd., Chairman
Non-Executive Director	Jun Murai	Keio University, Vice President, Professor of the Faculty of Environmental
Non-Executive Director	Hiromasa Otsuka	Sony Corporation, SVP, Corporate Executive Officer
Non-Executive Director	Kazunobu Iijima	Fuji Television Network, Inc., Executive Managing Director
Non-Executive Director	Shigeru Ikeda	NTT Resonant Inc., Advisor
Non-Executive Director	Kohei Manabe	JSAT Corporation, Non-Executive Director; Nippon Television Network Corporation, Representative Director, Corporate Advisor
Corporate Auditor (Standing)	Shoichi Kameyama	JSAT Corporation, Corporate Auditor
Corporate Auditor (Standing)	Ryosuke Tsuruma	SKY Perfect Communications Inc., Corporate Auditor
Corporate Auditor	Toshiaki Katsushima	JSAT Corporation, Corporate Auditor
Corporate Auditor	Kenichiro Tanaka	Tokyo Broadcasting System, Inc., Vice President, Department of Corporate Planning

(6) Paid-in capital: ¥10 billion

(7) Number of shares to be issued:

Number of shares of the Holding Company to be issued upon incorporation: 3,696,037

(Based on the total number of outstanding shares of the Companies as of November 11, 2006)

* The unit stock system will not be adopted.

(8) Fiscal year-end: March 31

(9) Stock listing: Tokyo Stock Exchange (First Section)

(10) Independent auditor: Deloitte Touche Tohmatsu

(11) Shareholder register administrator: Mizuho Trust & Banking Co., Ltd.

(12) Forecast:

The forecast for the fiscal year ending March 2008 is scheduled to be announced in early March 2007.

The new medium-term plan for the group will be prepared by the end of March 2007 and will be announced as soon as preparation work has been completed.

The Companies plan to payout the dividend amounts announced in the preliminary interim results for the fiscal year ending March 2007. Every effort will be made to ensure stable dividends thereafter, taking into account the Companies respective dividend payouts in the past and the group's medium-term plan.

3. Overview of the Business Combination Parties (consolidated) (as of the end of September 2006)

(1) Company name	SKY Perfect Communications Inc.	JSAT Corporation
(2) Description of business	Multichannel pay TV platform services	Network- and image-related services via communication satellites
(3) Date of incorporation	November 1994	February 1985
(4) Headquarters	Shibuya-ku, Tokyo	Chiyoda-ku, Tokyo
(5) Representative	Masao Nito, President and Representative Director	Kiyoshi Isozaki, President & CEO, Representative Director
(6) Paid-in capital	¥50.083 billion	¥53.769 billion
(7) Number of shares issued	2,270,365 shares	356,418 shares
(8) Net assets	¥88.656 billion	¥83.875 billion
(9) Total assets	¥120.355 billion	¥176.310 billion
(10) Fiscal year-end	March 31	March 31
(11) Number of employees	476	258
(12) Major customers	Pay Per View Japan, Inc.	NTT Communications Corporation
(13) Principal shareholders and ownership ratio	Sony Broadcast Media Co., Ltd. 12.47% Fuji Television Network Inc. 12.47% ITOCHU Corporation (including Mizuho Trust & Banking Co., Ltd. (ITOCHU Corporation pension trust account)) 12.47% JSAT Corporation 6.91% Tokyo Broadcasting System, Inc. 5.68%	NTT Communications Corporation 17.64% Mizuho Trust & Banking Co., Ltd. (ITOCHU Corporation pension trust account) 13.99% Japan Trustee Services Bank, Ltd. (Sumitomo Corporation retirement benefit trust account) 10.75% Japan Trustee Services Bank, Ltd. (Mitsui & Co., Ltd. retirement benefit trust account) 9.40% Nippon Television Network Corporation 6.31%
(14) Major relationship banks	Mizuho Corporate Bank, Ltd. Bank of Tokyo-Mitsubishi UFJ, Ltd. and others	Mizuho Corporate Bank, Ltd. Shinsei Bank, Ltd. Bank of Tokyo-Mitsubishi UFJ, Ltd. Japan Bank for International Cooperation and others

(15) Relationship between the parties

Capital relationship	JSAT owns 6.91% of the shares issued by SKY Perfect. JSAT owns 49%, 20% and 10% of the shares issued respectively by SKY Perfect Marketing Co., Ltd., Pay Per View Japan, Inc., and Multi Channel Entertainment Inc., which are consolidated subsidiaries of SKY Perfect.
Human relationship	JSAT has assigned five employees to SKY Perfect.
Business relationship	JSAT has consigned its uplink operations to SKY Perfect. JSAT also provides SKY Perfect with satellite circuits, such as promotion channels.

(16) Consolidated Results for the last three years

(Million yen)

	SKY Perfect				JSAT			
Fiscal year	FY04/3	FY05/3	FY06/3	FY07/3 (estimate)	FY04/3	FY05/3	FY06/3	FY07/3 (estimate)
Revenues	72,475	74,016	82,329	87,500	45,144	44,388	43,952	38,500
Operating income	4,152	2,826	- 261	—	10,965	8,063	2,636	10,200
Ordinary income	4,853	3,681	106	1,000	9,962	7,512	2,309	10,200
Net income	4,384	3,709	357	1,500	6,460	4,077	- 7,928	6,000
Net income per share (¥)	1,957.23	1,630.78	162.56	696.73	16,926.50	11,233.68	- 22,320.52	16,906.53
Dividend per share (¥)	500	750	750	750	6,000	6,000	6,000	6,000
Shareholders' equity per share (¥)	42,449.21	41,332.86	43,661.41	—	276,931.76	258,874.61	233,559.08	—

CID-B-06-058

January 11, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Filing Desk

JSAT Corporation

File No. 82-5111

Exemption Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, please find enclosed a copy of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

- JSAT Announces Issuance Terms for Stock Options (Stock Acquisition Rights) to Directors (dated January 5, 2007)
- JSAT Announces Issuance Terms for Stock Options (Stock Acquisition Rights) (dated January 5, 2007)
- JSAT Announces Issuance Terms for Stock Options (Stock Acquisition Rights) to Directors (dated January 10, 2007)
- Notice regarding the Preparation of a Share Transfer Plan and the Conclusion of a Share Transfer Agreement (January 11, 2007)

Yours faithfully,

Hideto Usa

General Manager

Corporate Communications & Investor Relations Division

Corporate Coordination Group

JSAT Corporation

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17-18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

January 5, 2007
JSAT Corporation

JSAT Announces Issuance Terms for Stock Options (Stock Acquisition Rights) to Directors

JSAT Corporation ("JSAT") wishes to serve notice that today it determined the exercise price of stock acquisition rights. On December 21, 2006, the Board of Directors passed a resolution regarding the issuance of stock acquisition rights to JSAT directors, based on the resolution "Regarding Setting the Amount of Stock Option Compensation for Directors and Other Details" approved at JSAT's 22nd Ordinary General Meeting of Shareholders held on June 27, 2006.

(1)Persons qualified for the issuance of stock acquisition rights, number of persons, and number of stock acquisition rights to be issued
JSAT directors 5 persons 300 rights

(2)Type and number of shares underlying stock acquisition rights
JSAT common stock: 300 shares

(3) Total number of stock acquisition rights
300 rights

(4) Monetary payment for stock acquisition rights
The amount of the monetary payment for the stock acquisition rights shall be the fair value on the date of issuance as determined by the Black Scholes Model. However, no monetary payment shall be required in exchange for the stock acquisition rights, because such payment is deemed to be offset by the right granted to directors to claim remuneration from JSAT.

(5) Exercise price of stock acquisition rights
The exercise price is 308,600yen per share.

(6) Exercise period for the stock acquisition rights
From July 1, 2007 to June 30, 2011

(7) Matters regarding capital and capital reserves that will increase when shares are issued upon exercise of stock acquisition rights
i. The amount of the increase in capital when shares are issued upon the exercise of the stock acquisition rights will be half of the maximum permitted increase of capital, etc. calculated in accordance with Article 40, No.1 of the Corporate Calculation Rules, with any fraction of less than one yen rounded up to the nearest yen.
ii. The amount of the increase in capital reserves when shares are issued upon the exercise of the stock acquisition rights will be determined by subtracting the increase in capital calculated as stipulated in item i above from the maximum amount of increase allowed as defined in item i above.

(8) Date of issuance of stock acquisition rights
January 9, 2007.

(Reference)
Date of proposal to Ordinary General Meeting of Shareholders: May 12, 2006.
Date of resolution of Ordinary General Meeting of Shareholders: June 27, 2006.
Date of Board of Directors resolution: December 21, 2006

January 5, 2007
JSAT Corporation

JSAT Announces Issuance Terms for Stock Options (Stock Acquisition Rights)

JSAT Corporation ("JSAT") wishes to serve notice that today it determined the exercise price of stock acquisition rights. On December 21, 2006, the Board of Directors approved a resolution to offer stock acquisition rights, and set terms concerning the recipients of said stock acquisition rights. This was based on the resolution "Delegation of Authority to the Board of Directors to Set Terms for the Issuance of Stock Acquisition Rights as Stock Options" approved at JSAT's 22nd Ordinary General Meeting of Shareholders held on June 27, 2006.

(1) Persons qualified for the issuance of stock acquisition rights, number of persons, and number of stock acquisition rights to be issued

JSAT executive officers	7 persons	200 rights
JSAT employees	196 persons	826 rights
Directors of JSAT subsidiaries	4 persons	58 rights
Employees of JSAT subsidiaries	49 persons	116 rights

(2) Type and number of shares underlying stock acquisition rights
JSAT common stock: 1,200 shares

(3) Total number of stock acquisition rights
1,200 rights

(4) Monetary payment for stock acquisition rights
The stock acquisition rights require no monetary payment. (in gratis)

(5) Exercise price of stock acquisition rights
The exercise price is 308,600yen per share.

(6) Exercise period for the stock acquisition rights
From July 1, 2007 to June 30, 2011

(7) Matters regarding capital and capital reserves that will increase when shares are issued upon exercise of stock acquisition rights

i. The amount of the increase in capital when shares are issued upon the exercise of the stock acquisition rights will be half of the maximum permitted increase of capital, etc. calculated in accordance with Article 40, No.1 of the Corporate Calculation Rules, with any fraction of less than one yen rounded up to the nearest yen.

ii. The amount of the increase in capital reserves when shares are issued upon the exercise of the stock acquisition rights will be determined by subtracting the increase in capital calculated as stipulated in item i above from the maximum amount of increase allowed as defined in item i above.

(8) Date of issuance of stock acquisition rights
January 9, 2007.

(Reference)
Date of proposal to Ordinary General Meeting of Shareholders: May 12, 2006.
Date of resolution of Ordinary General Meeting of Shareholders: June 27, 2006.
Date of Board of Directors resolution: December 21, 2006

January 10, 2007
JSAT Corporation

JSAT Announces Issuance Terms for Stock Options (Stock Acquisition Rights) to Directors

JSAT Corporation ("JSAT") wishes to serve notice that today it determined Manetary payment for stock acquisition rights. On December 21, 2006, the Board of Directors passed a resolution regarding the issuance of stock acquisition rights to JSAT directors, based on the resolution "Regarding Setting the Amount of Stock Option Compensation for Directors and Other Details" approved at JSAT's 22nd Ordinary General Meeting of Shareholders held on June 27, 2006.

(1)Persons qualified for the issuance of stock acquisition rights, number of persons, and number of stock acquisition rights to be issued
JSAT directors 5 persons 300 rights

(2)Type and number of shares underlying stock acquisition rights
JSAT common stock: 300 shares

(3) Total number of stock acquisition rights
300 rights

(4) Monetary payment for stock acquisition rights
50,591 yen per share. However, no monetary payment shall be required in exchange for the stock acquisition rights, because such payment is deemed to be offset by the right granted to directors to claim remuneration from JSAT.

(5) Exercise price of stock acquisition rights
The exercise price is 308,600yen per share.。

(6) Exercise period for the stock acquisition rights
From July 1, 2007 to June 30, 2011

(7) Matters regarding capital that will increase when shares are issued upon exercise of stock acquisition rights
Capital will increase by 179,596 yen per share

(8) Date of issuance of stock acquisition rights
January 9, 2007.

(Reference)
Date of proposal to Ordinary General Meeting of Shareholders: May 12, 2006.
Date of resolution of Ordinary General Meeting of Shareholders: June 27, 2006.
Date of Board of Directors resolution: December 21, 2006

This press release relates to the business combination (the "Business Combination") to be effected under Japanese laws whereby JSAT Corporation and SKY Perfect Communications Inc. (collectively, the "Companies") will become wholly owned subsidiaries of a newly established Japanese corporation (the "Holding Company"). The Business Combination and information to be distributed in connection therewith are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information included herein and therein have been and will be prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of the United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Business Combination, since the Companies and the Holding Company will be located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue the Companies, the Holding Company or their respective officers or directors in a Japanese court for violation of the U.S. securities laws. It may be difficult to compel the Companies, the Holding Company or any of their respective affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the Companies or the Holding Company may purchase securities otherwise than pursuant to the Business Combination, such as in open market or privately negotiated purchases.

January 11, 2007

JSAT Corporation
Kiyoshi Isozaki, President & CEO, Representative Director
(Code Number: 9442, First Section of Tokyo Stock Exchange)
Contact: Hideto Usa, Corporate Communications & Investor Relations Division, General Manager
TEL: 03-5219-7778

SKY Perfect Communications Inc.
Masao Nito, President and Representative Director
(Code Number: 4795, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto, Public Relations and Investor Relations Department, General Manager
TEL: 03-5468-9400

Notice regarding the Preparation of a Share Transfer Plan and the Conclusion of a Share Transfer Agreement

JSAT Corporation (President & CEO: Kiyoshi Isozaki; Headquarters: Chiyoda-ku, Tokyo; "JSAT") and SKY Perfect Communications Inc. (President and Representative Director: Masao Nito; Headquarters: Shibuya-ku, Tokyo; "SKY Perfect"; together with JSAT, the "Companies") are pleased to announce that respective meetings of their boards of directors have resolved the share transfer (*kabushiki iten*; the "Share Transfer") plan (the "Plan") and have concluded a share transfer agreement (the "Definitive Agreement") based on the Basic Agreement executed on October 26, 2006. Details are as follows.

The Companies have decided to change the Japanese name of the holding company (the "Holding Company") announced on October 26, 2006, to be established by the Companies on April 2, 2007. However, the English name for the Holding Company, SKY Perfect JSAT Corporation, also announced on the date, remains the same. Other details such as the Exchange Ratio (defined below) and the schedule for the Share Transfer will remain unchanged from those announced on October 26, 2006.

The Companies intend to continue to lay the foundations for the Business Combination to establish the Holding Company, and regard the incorporation of the Holding Company as a new starting point to further develop the market for multichannel pay TV in Japan and maximize their corporate values through integrated business expansion and more efficient management to correspond with the convergence of the telecommunications and broadcasting industries.

1. Terms and conditions of the Share Transfer, etc.

(1) Share Exchange Ratio

The ratio of the number of shares of the Holding Company's common stock to be allocated to the shares of the Companies upon the Share Transfer (the "Exchange Ratio") will be as follows.

Company name	SKY Perfect	JSAT
Exchange Ratio	1	4

Based on the Exchange Ratio, holders of SKY Perfect's common stock will receive one share of the Holding Company's common stock for each share of SKY Perfect's common stock. Holders of JSAT's common stock will receive four shares of the Holding Company's common stock for each share of JSAT's common stock.

With respect to the Exchange Ratio, SKY Perfect and JSAT have retained Morgan Stanley Japan Securities

Co., Ltd. and Merrill Lynch Japan Securities Co., Ltd. as their respective financial advisors and asked them to evaluate the Exchange Ratio as third party institutions. These financial advisors calculated the Companies' respective enterprise and equity values by utilizing the comparative stock price performance method, the DCF (Discounted Cash Flow) method and other relevant methods. Based on their valuations, SKY Perfect and JSAT determined the Exchange Ratio through negotiation and discussion.

However, should any significant change occur affecting the conditions upon which the calculations are based, the Companies may discuss and change the Exchange Ratio.

(2) Schedule of the Share Transfer

November 11, 2006:	Record date for extraordinary shareholders' meeting for the approval of the Share Transfer (the Companies)
January 11, 2007:	Preparation of the Plan and conclusion of the Definitive Agreement (the Companies)
February 9, 2007 (tentative):	Extraordinary shareholders' meeting for the approval of the Share Transfer (the Companies)
March 27, 2007 (tentative):	Effective date of delisting of the shares of the Companies
April 2, 2007 (tentative):	Effective date of registration and incorporation of the Holding Company and listing of the Holding Company shares
Mid-May 2007 (tentative):	Date of delivery of share certificates (the Holding Company)

The Companies may change, through discussion, the above schedule should any significant difficulties arise during the course of this process.

(3) Application for the listing of Holding Company shares

The Holding Company will apply to list its shares on the Tokyo Stock Exchange (TSE). Although the date of the listing will be determined subject to regulations, including the rules of the TSE, the listing of the shares of the Holding Company is scheduled for April 2, 2007, which is the registration date for its incorporation. In line with the Share Transfer process, shares of SKY Perfect and JSAT are scheduled to be delisted from the TSE as of March 27, 2007.

(4) Convertible bonds issued by JSAT (reaching maturity in March 2007)

Convertible bonds that are not converted to JSAT common stock will be redeemed by JSAT in March 2007 in accordance with the terms and conditions of the convertible bonds.

(5) Stock acquisition rights (stock options) issued by the Companies

With respect to the stock acquisition rights issued by the Companies as stock option, the Holding Company plans to issue its stock acquisition rights in lieu of the existing stock acquisition rights to each holder of the existing stock acquisition rights as follows, taking into account of the details of each existing stock acquisition right and the Exchange Ratio. Details of the stock acquisition rights to be issued by the Holding Company will be announced as soon as they are determined:

(i) to the holder of the first stock acquisition rights of SKY Perfect (total number of rights: 1,644), one of the first stock acquisition rights of the Holding Company (total number of rights: 1,644) will be issued for each of the first stock acquisition rights of SKY Perfect;

(ii) to the holder of the second stock acquisition rights of SKY Perfect (total number of rights: 2,909), one of the second stock acquisition rights of the Holding Company (total number of rights: 2,909) will be issued for each of the second stock acquisition rights of SKY Perfect;

(iii) to the holder of the third stock acquisition rights of SKY Perfect (total number of rights: 1,158), one of the third stock acquisition rights of the Holding Company (total number of rights: 1,158) will be issued for each of the third stock acquisition rights of SKY Perfect;

(iv) to the holder of the fourth stock acquisition rights of SKY Perfect (total number of rights: 2,599), one of the fourth stock acquisition rights of the Holding Company (total number of rights: 2,522) will be issued for each of the fourth stock acquisition rights of SKY Perfect;

(v) to the holder of the fifth stock acquisition rights of SKY Perfect (total number of rights: 1,180), one of the fifth stock acquisition rights of the Holding Company (total number of rights: 1,180) will be issued for each of the fifth stock acquisition rights of SKY Perfect;

(vi) to the holder of the first stock acquisition rights of JSAT (total number of rights: 1,000), one of the sixth stock acquisition rights of the Holding Company (total number of rights: 1,000) will be issued for each of the first stock acquisition rights of JSAT;

(vii) to the holder of the second stock acquisition rights of JSAT (total number of rights: 1,000), one of the seventh stock acquisition rights of the Holding Company (total number of rights: 1,000) will be issued for each of the second stock acquisition rights of JSAT;

(viii) to the holder of the fourth stock acquisition rights of JSAT (total number of rights: 300), one of the eighth stock acquisition rights of the Holding Company (total number of rights: 300) will be issued for each of the fourth stock acquisition rights of JSAT; and

(ix) to the holder of the fifth stock acquisition rights of JSAT (total number of rights: 1,200), one of the ninth stock acquisition rights of the Holding Company (total number of rights: 1,200) will be issued for each of the fifth stock acquisition rights of JSAT.

* With respect to type and number of shares regarding the stock acquisition rights to be issued by the Holding Company, taking into account of the Exchange Ratio, one common share of the Holding Company will be acquired for each stock acquisition rights in case of the first through fifth stock acquisition rights, and four common shares of the Holding Company will be acquired for each stock acquisition rights in case of the sixth through ninth stock acquisition rights.

* The number of each stock acquisition rights issued by the Companies is as of January 2007 and is subject to change by exercise of the rights thereafter. By such exercise, the number of the stock acquisition rights to be issued by the Holding Company in lieu of the existing stock acquisition rights will be subject to change accordingly.

(6) Accounting procedure for the Share Transfer

The Share Transfer is classed as an "acquisition" under the accounting practices for business combinations that came into effect in April 2006. The Holding Company will therefore record the assets and liabilities of the company being combined (JSAT) via the Purchase Method*.

In the case of the Share Transfer, the difference between the "acquisition price" of JSAT and the "market value of its net assets" will be capitalized as "goodwill" on the Holding Company's consolidated balance sheets. The Holding Company will be obliged to amortize the goodwill within 20 years.

According to current estimates based on JSAT's net assets as of September 30, 2006, goodwill at the time of the incorporation of the Holding Company is expected to total approximately ¥10 billion. However, this estimated goodwill is subject to change depending on the market value of JSAT's net assets as of the end of March 2007.

The number of amortization years of goodwill will be announced as soon as it is determined.

(*) The Purchase Method refers to the accounting procedure whereby the assets and liabilities of the company being combined are carried over at their market value and the price of the shares issued in consideration used as the acquisition price for the relevant company.

(7) Treasury stocks of the Companies and shares of SKY Perfect owned by JSAT

The Holding Company's stock will be allocated to treasury stock owned by the Companies and shares of SKY Perfect owned by JSAT in accordance with the Exchange Ratio (SKY Perfect: 1 and JSAT: 4). SKY Perfect and JSAT will consider and determine the treatment of the Holding Company's stock to be held by the Companies as a result of the Share Transfer from the perspective of the combined group's equity policy,

taking into account the option of using them as considerations in acquisitions for future M&A strategies and the retirement of treasury stock to improve the group's capital efficiency.

2. Overview of the Holding Company

(1) Company name: SKY Perfect JSAT Corporation

* Reflecting the desire to further promote the Business Combination, the Companies have decided to change the Japanese name of the Holding Company announced on October 26, 2006 to be established by the Companies on April 2, 2007. However, the English name for the Holding Company, SKY Perfect JSAT Corporation, also announced on the date, remains the same.

(2) Description of business:

- The Holding Company will be responsible for the overall management of group business through planning, operation and administration activities designed to optimize group operations and managing group companies based on clearly delegated authorities and responsibilities.
- The Holding Company will effectively use the management resources of the group and will plan and execute group strategies designed to bolster profit growth and quickly generate synergy from the Business Combination.

(3) Location of Headquarters:

Chiyoda-ku, Tokyo. Details will be announced as soon as it is determined.

(4) Date of incorporation: April 2, 2007 (Monday)

(5) Candidates for directors and corporate auditors

Title	Name	Major Current Position(s)
Chairman and Representative Director	Masanori Akiyama	JSAT Corporation, Director, Senior Managing Executive Officer
President and Representative Director	Masao Nito	SKY Perfect Communications Inc., President and Representative Director
Executive Director	Ryoji Hirabayashi	SKY Perfect Communications Inc., Managing Director
Executive Director	Hiroo Sumitomo	JSAT Corporation, Senior Executive Officer
Non-Executive Director	Iwao Nakatani	JSAT Corporation, Non-Executive Director; Mitsubishi UFJ Research and Consulting Co., Ltd., Chairman of the Board Counselor Tama University, President
Non-Executive Director	Masakatsu Mori	SKY Perfect Communications Inc., Non-Executive Director; Accenture Japan Ltd., Chairman
Non-Executive Director	Jun Murai	Keio University, Vice President, Professor of the Faculty of Environmental
Non-Executive Director	Hiromasa Otsuka	Sony Corporation, SVP, Corporate Executive Officer
Non-Executive Director	Kazunobu Iijima	Fuji Television Network, Inc., Executive Managing Director
Non-Executive Director	Shigeru Ikeda	NTT Resonant Inc., Advisor
Non-Executive Director	Kohei Manabe	JSAT Corporation, Non-Executive Director; Nippon Television Network Corporation, Representative Director, Corporate Advisor
Corporate Auditor (Standing)	Shoichi Kameyama	JSAT Corporation, Corporate Auditor
Corporate Auditor (Standing)	Ryosuke Tsuruma	SKY Perfect Communications Inc., Corporate Auditor
Corporate Auditor	Toshiaki Katsushima	JSAT Corporation, Corporate Auditor
Corporate Auditor	Kenichiro Tanaka	Tokyo Broadcasting System, Inc., Vice President, Department of Corporate Planning

(6) Paid-in capital: ¥10 billion

(7) Number of shares to be issued:

Number of shares of the Holding Company to be issued upon incorporation: 3,696,037

(Based on the total number of outstanding shares of the Companies as of November 11, 2006)

* The unit stock system will not be adopted.

(8) Fiscal year-end: March 31

(9) Stock listing: Tokyo Stock Exchange (First Section)

(10) Independent auditor: Deloitte Touche Tohmatsu

(11) Shareholder register administrator: Mizuho Trust & Banking Co., Ltd.

(12) Forecast:

The forecast for the fiscal year ending March 2008 is scheduled to be announced in early March 2007.

The new medium-term plan for the group will be prepared by the end of March 2007 and will be announced as soon as preparation work has been completed.

The Companies plan to payout the dividend amounts announced in the preliminary interim results for the fiscal year ending March 2007. Every effort will be made to ensure stable dividends thereafter, taking into account the Companies respective dividend payouts in the past and the group's medium-term plan.

3. Overview of the Business Combination Parties (consolidated) (as of the end of September 2006)

(1) Company name	SKY Perfect Communications Inc.	JSAT Corporation
(2) Description of business	Multichannel pay TV platform services	Network- and image-related services via communication satellites
(3) Date of incorporation	November 1994	February 1985
(4) Headquarters	Shibuya-ku, Tokyo	Chiyoda-ku, Tokyo
(5) Representative	Masao Nito, President and Representative Director	Kiyoshi Isozaki, President & CEO, Representative Director
(6) Paid-in capital	¥50.083 billion	¥53.769 billion
(7) Number of shares issued	2,270,365 shares	356,418 shares
(8) Net assets	¥88.656 billion	¥83.875 billion
(9) Total assets	¥120.355 billion	¥176.310 billion
(10) Fiscal year-end	March 31	March 31
(11) Number of employees	476	258
(12) Major customers	Pay Per View Japan, Inc.	NTT Communications Corporation
(13) Principal shareholders and ownership ratio	Sony Broadcast Media Co., Ltd. 12.47% Fuji Television Network Inc. 12.47% ITOCHU Corporation (including Mizuho Trust & Banking Co., Ltd. (ITOCHU Corporation pension trust account)) 12.47% JSAT Corporation 6.91% Tokyo Broadcasting System, Inc. 5.68%	NTT Communications Corporation 17.64% Mizuho Trust & Banking Co., Ltd. (ITOCHU Corporation pension trust account) 13.99% Japan Trustee Services Bank, Ltd. (Sumitomo Corporation retirement benefit trust account) 10.75% Japan Trustee Services Bank, Ltd. (Mitsui & Co., Ltd. retirement benefit trust account) 9.40% Nippon Television Network Corporation 6.31%
(14) Major relationship banks	Mizuho Corporate Bank, Ltd. Bank of Tokyo-Mitsubishi UFJ, Ltd. and others	Mizuho Corporate Bank, Ltd. Shinsei Bank, Ltd. Bank of Tokyo-Mitsubishi UFJ, Ltd. Japan Bank for International Cooperation and others

(15) Relationship between the parties

Capital relationship	JSAT owns 6.91% of the shares issued by SKY Perfect. JSAT owns 49%, 20% and 10% of the shares issued respectively by SKY Perfect Marketing Co., Ltd., Pay Per View Japan, Inc., and Multi Channel Entertainment Inc., which are consolidated subsidiaries of SKY Perfect.
Human relationship	JSAT has assigned five employees to SKY Perfect.
Business relationship	JSAT has consigned its uplink operations to SKY Perfect. JSAT also provides SKY Perfect with satellite circuits, such as promotion channels.

(16) Consolidated Results for the last three years

(Million yen)

	SKY Perfect				JSAT			
Fiscal year	FY04/3	FY05/3	FY06/3	FY07/3 (estimate)	FY04/3	FY05/3	FY06/3	FY07/3 (estimate)
Revenues	72,475	74,016	82,329	87,500	45,144	44,388	43,952	38,500
Operating income	4,152	2,826	- 261	—	10,965	8,063	2,636	10,200
Ordinary income	4,853	3,681	106	1,000	9,962	7,512	2,309	10,200
Net income	4,384	3,709	357	1,500	6,460	4,077	- 7,928	6,000
Net income per share (¥)	1,957.23	1,630.78	162.56	696.73	16,926.50	11,233.68	- 22,320.52	16,906.53
Dividend per share (¥)	500	750	750	750	6,000	6,000	6,000	6,000
Shareholders' equity per share (¥)	42,449.21	41,332.86	43,661.41	—	276,931.76	258,874.61	233,559.08	—

CID-B-06-058

January 11, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Filing Desk

JSAT Corporation

File No. 82-5111

<u>Exemption Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, please find enclosed a copy of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

- JSAT Announces Issuance Terms for Stock Options (Stock Acquisition Rights) to Directors (dated January 5, 2007)
- JSAT Announces Issuance Terms for Stock Options (Stock Acquisition Rights) (dated January 5, 2007)
- JSAT Announces Issuance Terms for Stock Options (Stock Acquisition Rights) to Directors (dated January 10, 2007)
- Notice regarding the Preparation of a Share Transfer Plan and the Conclusion of a Share Transfer Agreement (January 11, 2007)

Yours faithfully,

Hideto Usa

General Manager

Corporate Communications & Investor Relations Division

Corporate Coordination Group

JSAT Corporation

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17・18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

January 5, 2007
JSAT Corporation

JSAT Announces Issuance Terms for Stock Options (Stock Acquisition Rights) to Directors

JSAT Corporation ("JSAT") wishes to serve notice that today it determined the exercise price of stock acquisition rights. On December 21, 2006, the Board of Directors passed a resolution regarding the issuance of stock acquisition rights to JSAT directors, based on the resolution "Regarding Setting the Amount of Stock Option Compensation for Directors and Other Details" approved at JSAT's 22nd Ordinary General Meeting of Shareholders held on June 27, 2006.

(1)Persons qualified for the issuance of stock acquisition rights, number of persons, and number of stock acquisition rights to be issued
JSAT directors 5 persons 300 rights
(2)Type and number of shares underlying stock acquisition rights
JSAT common stock: 300 shares
(3) Total number of stock acquisition rights
300 rights
(4) Monetary payment for stock acquisition rights
The amount of the monetary payment for the stock acquisition rights shall be the fair value on the date of issuance as determined by the Black Scholes Model. However, no monetary payment shall be required in exchange for the stock acquisition rights, because such payment is deemed to be offset by the right granted to directors to claim remuneration from JSAT.
(5) Exercise price of stock acquisition rights
The exercise price is 308,600yen per share.
(6) Exercise period for the stock acquisition rights
From July 1, 2007 to June 30, 2011
(7) Matters regarding capital and capital reserves that will increase when shares are issued upon exercise of stock acquisition rights
i. The amount of the increase in capital when shares are issued upon the exercise of the stock acquisition rights will be half of the maximum permitted increase of capital, etc. calculated in accordance with Article 40, No.1 of the Corporate Calculation Rules, with any fraction of less than one yen rounded up to the nearest yen.
ii. The amount of the increase in capital reserves when shares are issued upon the exercise of the stock acquisition rights will be determined by subtracting the increase in capital calculated as stipulated in item i above from the maximum amount of increase allowed as defined in item i above.
(8) Date of issuance of stock acquisition rights
January 9, 2007.

(Reference)
Date of proposal to Ordinary General Meeting of Shareholders: May 12, 2006.
Date of resolution of Ordinary General Meeting of Shareholders: June 27, 2006.
Date of Board of Directors resolution: December 21, 2006

January 5, 2007
JSAT Corporation

JSAT Announces Issuance Terms for Stock Options (Stock Acquisition Rights)

JSAT Corporation ("JSAT") wishes to serve notice that today it determined the exercise price of stock acquisition rights. On December 21, 2006, the Board of Directors approved a resolution to offer stock acquisition rights, and set terms concerning the recipients of said stock acquisition rights. This was based on the resolution "Delegation of Authority to the Board of Directors to Set Terms for the Issuance of Stock Acquisition Rights as Stock Options" approved at JSAT's 22nd Ordinary General Meeting of Shareholders held on June 27, 2006.

(1) Persons qualified for the issuance of stock acquisition rights, number of persons, and number of stock acquisition rights to be issued

JSAT executive officers	7 persons	200 rights
JSAT employees	196 persons	826 rights
Directors of JSAT subsidiaries	4 persons	58 rights
Employees of JSAT subsidiaries	49 persons	116 rights

(2) Type and number of shares underlying stock acquisition rights
JSAT common stock: 1,200 shares

(3) Total number of stock acquisition rights
1,200 rights

(4) Monetary payment for stock acquisition rights
The stock acquisition rights require no monetary payment. (in gratis)

(5) Exercise price of stock acquisition rights
The exercise price is 308,600yen per share.

(6) Exercise period for the stock acquisition rights
From July 1, 2007 to June 30, 2011

(7) Matters regarding capital and capital reserves that will increase when shares are issued upon exercise of stock acquisition rights

i. The amount of the increase in capital when shares are issued upon the exercise of the stock acquisition rights will be half of the maximum permitted increase of capital, etc. calculated in accordance with Article 40, No.1 of the Corporate Calculation Rules, with any fraction of less than one yen rounded up to the nearest yen.

ii. The amount of the increase in capital reserves when shares are issued upon the exercise of the stock acquisition rights will be determined by subtracting the increase in capital calculated as stipulated in item i above from the maximum amount of increase allowed as defined in item i above.

(8) Date of issuance of stock acquisition rights
January 9, 2007.

(Reference)

Date of proposal to Ordinary General Meeting of Shareholders: May 12, 2006.
Date of resolution of Ordinary General Meeting of Shareholders: June 27, 2006.
Date of Board of Directors resolution: December 21, 2006

January 10, 2007
JSAT Corporation

JSAT Announces Issuance Terms for Stock Options (Stock Acquisition Rights) to Directors

JSAT Corporation ("JSAT") wishes to serve notice that today it determined Manetary payment for stock acquisition rights. On December 21, 2006, the Board of Directors passed a resolution regarding the issuance of stock acquisition rights to JSAT directors, based on the resolution "Regarding Setting the Amount of Stock Option Compensation for Directors and Other Details" approved at JSAT's 22nd Ordinary General Meeting of Shareholders held on June 27, 2006.

(1)Persons qualified for the issuance of stock acquisition rights, number of persons, and number of stock acquisition rights to be issued
JSAT directors 5 persons 300 rights

(2)Type and number of shares underlying stock acquisition rights
JSAT common stock: 300 shares

(3) Total number of stock acquisition rights
300 rights

(4) Monetary payment for stock acquisition rights
50,591 yen per share. However, no monetary payment shall be required in exchange for the stock acquisition rights, because such payment is deemed to be offset by the right granted to directors to claim remuneration from JSAT.

(5) Exercise price of stock acquisition rights
The exercise price is 308,600yen per share.。

(6) Exercise period for the stock acquisition rights
From July 1, 2007 to June 30, 2011

(7) Matters regarding capital that will increase when shares are issued upon exercise of stock acquisition rights
Capital will increase by 179,596 yen per share

(8) Date of issuance of stock acquisition rights
January 9, 2007.

(Reference)
Date of proposal to Ordinary General Meeting of Shareholders: May 12, 2006.
Date of resolution of Ordinary General Meeting of Shareholders: June 27, 2006.
Date of Board of Directors resolution: December 21, 2006

This press release relates to the business combination (the "Business Combination") to be effected under Japanese laws whereby JSAT Corporation and SKY Perfect Communications Inc. (collectively, the "Companies") will become wholly owned subsidiaries of a newly established Japanese corporation (the "Holding Company"). The Business Combination and information to be distributed in connection therewith are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information included herein and therein have been and will be prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of the United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Business Combination, since the Companies and the Holding Company will be located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue the Companies, the Holding Company or their respective officers or directors in a Japanese court for violation of the U.S. securities laws. It may be difficult to compel the Companies, the Holding Company or any of their respective affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the Companies or the Holding Company may purchase securities otherwise than pursuant to the Business Combination, such as in open market or privately negotiated purchases.

January 11, 2007

JSAT Corporation
Kiyoshi Isozaki, President & CEO, Representative Director
(Code Number: 9442, First Section of Tokyo Stock Exchange)
Contact: Hideto Usa, Corporate Communications & Investor Relations Division, General Manager
TEL: 03-5219-7778

SKY Perfect Communications Inc.
Masao Nito, President and Representative Director
(Code Number: 4795, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto, Public Relations and Investor Relations Department, General Manager
TEL: 03-5468-9400

Notice regarding the Preparation of a Share Transfer Plan and the Conclusion of a Share Transfer Agreement

JSAT Corporation (President & CEO: Kiyoshi Isozaki; Headquarters: Chiyoda-ku, Tokyo; "JSAT") and SKY Perfect Communications Inc. (President and Representative Director: Masao Nito; Headquarters: Shibuya-ku, Tokyo; "SKY Perfect"; together with JSAT, the "Companies") are pleased to announce that respective meetings of their boards of directors have resolved the share transfer (*kabushiki iten*; the "Share Transfer") plan (the "Plan") and have concluded a share transfer agreement (the "Definitive Agreement") based on the Basic Agreement executed on October 26, 2006. Details are as follows.

The Companies have decided to change the Japanese name of the holding company (the "Holding Company") announced on October 26, 2006, to be established by the Companies on April 2, 2007. However, the English name for the Holding Company, SKY Perfect JSAT Corporation, also announced on the date, remains the same. Other details such as the Exchange Ratio (defined below) and the schedule for the Share Transfer will remain unchanged from those announced on October 26, 2006.

The Companies intend to continue to lay the foundations for the Business Combination to establish the Holding Company, and regard the incorporation of the Holding Company as a new starting point to further develop the market for multichannel pay TV in Japan and maximize their corporate values through integrated business expansion and more efficient management to correspond with the convergence of the telecommunications and broadcasting industries.

1. Terms and conditions of the Share Transfer, etc.

(1) Share Exchange Ratio

The ratio of the number of shares of the Holding Company's common stock to be allocated to the shares of the Companies upon the Share Transfer (the "Exchange Ratio") will be as follows.

Company name	SKY Perfect	JSAT
Exchange Ratio	1	4

Based on the Exchange Ratio, holders of SKY Perfect's common stock will receive one share of the Holding Company's common stock for each share of SKY Perfect's common stock. Holders of JSAT's common stock will receive four shares of the Holding Company's common stock for each share of JSAT's common stock.

With respect to the Exchange Ratio, SKY Perfect and JSAT have retained Morgan Stanley Japan Securities

Co., Ltd. and Merrill Lynch Japan Securities Co., Ltd. as their respective financial advisors and asked them to evaluate the Exchange Ratio as third party institutions. These financial advisors calculated the Companies' respective enterprise and equity values by utilizing the comparative stock price performance method, the DCF (Discounted Cash Flow) method and other relevant methods. Based on their valuations, SKY Perfect and JSAT determined the Exchange Ratio through negotiation and discussion.

However, should any significant change occur affecting the conditions upon which the calculations are based, the Companies may discuss and change the Exchange Ratio.

(2) Schedule of the Share Transfer

November 11, 2006:	Record date for extraordinary shareholders' meeting for the approval of the Share Transfer (the Companies)
January 11, 2007:	Preparation of the Plan and conclusion of the Definitive Agreement (the Companies)
February 9, 2007 (tentative):	Extraordinary shareholders' meeting for the approval of the Share Transfer (the Companies)
March 27, 2007 (tentative):	Effective date of delisting of the shares of the Companies
April 2, 2007 (tentative):	Effective date of registration and incorporation of the Holding Company and listing of the Holding Company shares
Mid-May 2007 (tentative):	Date of delivery of share certificates (the Holding Company)

The Companies may change, through discussion, the above schedule should any significant difficulties arise during the course of this process.

(3) Application for the listing of Holding Company shares

The Holding Company will apply to list its shares on the Tokyo Stock Exchange (TSE). Although the date of the listing will be determined subject to regulations, including the rules of the TSE, the listing of the shares of the Holding Company is scheduled for April 2, 2007, which is the registration date for its incorporation. In line with the Share Transfer process, shares of SKY Perfect and JSAT are scheduled to be delisted from the TSE as of March 27, 2007.

(4) Convertible bonds issued by JSAT (reaching maturity in March 2007)

Convertible bonds that are not converted to JSAT common stock will be redeemed by JSAT in March 2007 in accordance with the terms and conditions of the convertible bonds.

(5) Stock acquisition rights (stock options) issued by the Companies

With respect to the stock acquisition rights issued by the Companies as stock option, the Holding Company plans to issue its stock acquisition rights in lieu of the existing stock acquisition rights to each holder of the existing stock acquisition rights as follows, taking into account of the details of each existing stock acquisition right and the Exchange Ratio. Details of the stock acquisition rights to be issued by the Holding Company will be announced as soon as they are determined:

(i) to the holder of the first stock acquisition rights of SKY Perfect (total number of rights: 1,644), one of the first stock acquisition rights of the Holding Company (total number of rights: 1,644) will be issued for each of the first stock acquisition rights of SKY Perfect;

(ii) to the holder of the second stock acquisition rights of SKY Perfect (total number of rights: 2,909), one of the second stock acquisition rights of the Holding Company (total number of rights: 2,909) will be issued for each of the second stock acquisition rights of SKY Perfect;

(iii) to the holder of the third stock acquisition rights of SKY Perfect (total number of rights: 1,158), one of the third stock acquisition rights of the Holding Company (total number of rights: 1,158) will be issued for each of the third stock acquisition rights of SKY Perfect;

(iv) to the holder of the fourth stock acquisition rights of SKY Perfect (total number of rights: 2,599), one of the fourth stock acquisition rights of the Holding Company (total number of rights: 2,522) will be issued for each of the fourth stock acquisition rights of SKY Perfect;

(v) to the holder of the fifth stock acquisition rights of SKY Perfect (total number of rights: 1,180), one of the fifth stock acquisition rights of the Holding Company (total number of rights: 1,180) will be issued for each of the fifth stock acquisition rights of SKY Perfect;

(vi) to the holder of the first stock acquisition rights of JSAT (total number of rights: 1,000), one of the sixth stock acquisition rights of the Holding Company (total number of rights: 1,000) will be issued for each of the first stock acquisition rights of JSAT;

(vii) to the holder of the second stock acquisition rights of JSAT (total number of rights: 1,000), one of the seventh stock acquisition rights of the Holding Company (total number of rights: 1,000) will be issued for each of the second stock acquisition rights of JSAT;

(viii) to the holder of the fourth stock acquisition rights of JSAT (total number of rights: 300), one of the eighth stock acquisition rights of the Holding Company (total number of rights: 300) will be issued for each of the fourth stock acquisition rights of JSAT; and

(ix) to the holder of the fifth stock acquisition rights of JSAT (total number of rights: 1,200), one of the ninth stock acquisition rights of the Holding Company (total number of rights: 1,200) will be issued for each of the fifth stock acquisition rights of JSAT.

* With respect to type and number of shares regarding the stock acquisition rights to be issued by the Holding Company, taking into account of the Exchange Ratio, one common share of the Holding Company will be acquired for each stock acquisition rights in case of the first through fifth stock acquisition rights, and four common shares of the Holding Company will be acquired for each stock acquisition rights in case of the sixth through ninth stock acquisition rights.

* The number of each stock acquisition rights issued by the Companies is as of January 2007 and is subject to change by exercise of the rights thereafter. By such exercise, the number of the stock acquisition rights to be issued by the Holding Company in lieu of the existing stock acquisition rights will be subject to change accordingly.

(6) Accounting procedure for the Share Transfer

The Share Transfer is classed as an "acquisition" under the accounting practices for business combinations that came into effect in April 2006. The Holding Company will therefore record the assets and liabilities of the company being combined (JSAT) via the Purchase Method*.

In the case of the Share Transfer, the difference between the "acquisition price" of JSAT and the "market value of its net assets" will be capitalized as "goodwill" on the Holding Company's consolidated balance sheets. The Holding Company will be obliged to amortize the goodwill within 20 years.

According to current estimates based on JSAT's net assets as of September 30, 2006, goodwill at the time of the incorporation of the Holding Company is expected to total approximately ¥10 billion. However, this estimated goodwill is subject to change depending on the market value of JSAT's net assets as of the end of March 2007.

The number of amortization years of goodwill will be announced as soon as it is determined.

(*) The Purchase Method refers to the accounting procedure whereby the assets and liabilities of the company being combined are carried over at their market value and the price of the shares issued in consideration used as the acquisition price for the relevant company.

(7) Treasury stocks of the Companies and shares of SKY Perfect owned by JSAT

The Holding Company's stock will be allocated to treasury stock owned by the Companies and shares of SKY Perfect owned by JSAT in accordance with the Exchange Ratio (SKY Perfect: 1 and JSAT: 4). SKY Perfect and JSAT will consider and determine the treatment of the Holding Company's stock to be held by the Companies as a result of the Share Transfer from the perspective of the combined group's equity policy,

taking into account the option of using them as considerations in acquisitions for future M&A strategies and the retirement of treasury stock to improve the group's capital efficiency.

2. Overview of the Holding Company

(1) Company name: SKY Perfect JSAT Corporation

* Reflecting the desire to further promote the Business Combination, the Companies have decided to change the Japanese name of the Holding Company announced on October 26, 2006 to be established by the Companies on April 2, 2007. However, the English name for the Holding Company, SKY Perfect JSAT Corporation, also announced on the date, remains the same.

(2) Description of business:

- The Holding Company will be responsible for the overall management of group business through planning, operation and administration activities designed to optimize group operations and managing group companies based on clearly delegated authorities and responsibilities.

- The Holding Company will effectively use the management resources of the group and will plan and execute group strategies designed to bolster profit growth and quickly generate synergy from the Business Combination.

(3) Location of Headquarters:

Chiyoda-ku, Tokyo. Details will be announced as soon as it is determined.

(4) Date of incorporation: April 2, 2007 (Monday)

(5) Candidates for directors and corporate auditors

Title	Name	Major Current Position(s)
Chairman and Representative Director	Masanori Akiyama	JSAT Corporation, Director, Senior Managing Executive Officer
President and Representative Director	Masao Nito	SKY Perfect Communications Inc., President and Representative Director
Executive Director	Ryoji Hirabayashi	SKY Perfect Communications Inc., Managing Director
Executive Director	Hiroo Sumitomo	JSAT Corporation, Senior Executive Officer
Non-Executive Director	Iwao Nakatani	JSAT Corporation, Non-Executive Director; Mitsubishi UFJ Research and Consulting Co., Ltd., Chairman of the Board Counselor Tama University, President
Non-Executive Director	Masakatsu Mori	SKY Perfect Communications Inc., Non-Executive Director; Accenture Japan Ltd., Chairman
Non-Executive Director	Jun Murai	Keio University, Vice President, Professor of the Faculty of Environmental
Non-Executive Director	Hiromasa Otsuka	Sony Corporation, SVP, Corporate Executive Officer
Non-Executive Director	Kazunobu Iijima	Fuji Television Network, Inc., Executive Managing Director
Non-Executive Director	Shigeru Ikeda	NTT Resonant Inc., Advisor
Non-Executive Director	Kohei Manabe	JSAT Corporation, Non-Executive Director; Nippon Television Network Corporation, Representative Director, Corporate Advisor
Corporate Auditor (Standing)	Shoichi Kameyama	JSAT Corporation, Corporate Auditor
Corporate Auditor (Standing)	Ryosuke Tsuruma	SKY Perfect Communications Inc., Corporate Auditor
Corporate Auditor	Toshiaki Katsushima	JSAT Corporation, Corporate Auditor
Corporate Auditor	Kenichiro Tanaka	Tokyo Broadcasting System, Inc., Vice President, Department of Corporate Planning

(6) Paid-in capital: ¥10 billion

(7) Number of shares to be issued:

Number of shares of the Holding Company to be issued upon incorporation: 3,696,037

(Based on the total number of outstanding shares of the Companies as of November 11, 2006)

* The unit stock system will not be adopted.

(8) Fiscal year-end: March 31

(9) Stock listing: Tokyo Stock Exchange (First Section)

(10) Independent auditor: Deloitte Touche Tohmatsu

(11) Shareholder register administrator: Mizuho Trust & Banking Co., Ltd.

(12) Forecast:

The forecast for the fiscal year ending March 2008 is scheduled to be announced in early March 2007.

The new medium-term plan for the group will be prepared by the end of March 2007 and will be announced as soon as preparation work has been completed.

The Companies plan to payout the dividend amounts announced in the preliminary interim results for the fiscal year ending March 2007. Every effort will be made to ensure stable dividends thereafter, taking into account the Companies respective dividend payouts in the past and the group's medium-term plan.

3. Overview of the Business Combination Parties (consolidated) (as of the end of September 2006)

(1) Company name	SKY Perfect Communications Inc.	JSAT Corporation
(2) Description of business	Multichannel pay TV platform services	Network- and image-related services via communication satellites
(3) Date of incorporation	November 1994	February 1985
(4) Headquarters	Shibuya-ku, Tokyo	Chiyoda-ku, Tokyo
(5) Representative	Masao Nito, President and Representative Director	Kiyoshi Isozaki, President & CEO, Representative Director
(6) Paid-in capital	¥50.083 billion	¥53.769 billion
(7) Number of shares issued	2,270,365 shares	356,418 shares
(8) Net assets	¥88.656 billion	¥83.875 billion
(9) Total assets	¥120.355 billion	¥176.310 billion
(10) Fiscal year-end	March 31	March 31
(11) Number of employees	476	258
(12) Major customers	Pay Per View Japan, Inc.	NTT Communications Corporation
(13) Principal shareholders and ownership ratio	Sony Broadcast Media Co., Ltd. 12.47% Fuji Television Network Inc. 12.47% ITOCHU Corporation (including Mizuho Trust & Banking Co., Ltd. (ITOCHU Corporation pension trust account)) 12.47% JSAT Corporation 6.91% Tokyo Broadcasting System, Inc. 5.68%	NTT Communications Corporation 17.64% Mizuho Trust & Banking Co., Ltd. (ITOCHU Corporation pension trust account) 13.99% Japan Trustee Services Bank, Ltd. (Sumitomo Corporation retirement benefit trust account) 10.75% Japan Trustee Services Bank, Ltd. (Mitsui & Co., Ltd. retirement benefit trust account) 9.40% Nippon Television Network Corporation 6.31%
(14) Major relationship banks	Mizuho Corporate Bank, Ltd. Bank of Tokyo-Mitsubishi UFJ, Ltd. and others	Mizuho Corporate Bank, Ltd. Shinsei Bank, Ltd. Bank of Tokyo-Mitsubishi UFJ, Ltd. Japan Bank for International Cooperation and others

(15) Relationship between the parties

Capital relationship	JSAT owns 6.91% of the shares issued by SKY Perfect. JSAT owns 49%, 20% and 10% of the shares issued respectively by SKY Perfect Marketing Co., Ltd., Pay Per View Japan, Inc., and Multi Channel Entertainment Inc., which are consolidated subsidiaries of SKY Perfect.
Human relationship	JSAT has assigned five employees to SKY Perfect.
Business relationship	JSAT has consigned its uplink operations to SKY Perfect. JSAT also provides SKY Perfect with satellite circuits, such as promotion channels.

(16) Consolidated Results for the last three years

(Million yen)

	SKY Perfect				JSAT			
Fiscal year	FY04/3	FY05/3	FY06/3	FY07/3 (estimate)	FY04/3	FY05/3	FY06/3	FY07/3 (estimate)
Revenues	72,475	74,016	82,329	87,500	45,144	44,388	43,952	38,500
Operating income	4,152	2,826	- 261	—	10,965	8,063	2,636	10,200
Ordinary income	4,853	3,681	106	1,000	9,962	7,512	2,309	10,200
Net income	4,384	3,709	357	1,500	6,460	4,077	- 7,928	6,000
Net income per share (¥)	1,957.23	1,630.78	162.56	696.73	16,926.50	11,233.68	- 22,320.52	16,906.53
Dividend per share (¥)	500	750	750	750	6,000	6,000	6,000	6,000
Shareholders' equity per share (¥)	42,449.21	41,332.86	43,661.41	—	276,931.76	258,874.61	233,559.08	—

CID-B-06-058

January 11, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Filing Desk

JSAT Corporation

File No. 82-5111

Exemption Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, please find enclosed a copy of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

- JSAT Announces Issuance Terms for Stock Options (Stock Acquisition Rights) to Directors (dated January 5, 2007)
- JSAT Announces Issuance Terms for Stock Options (Stock Acquisition Rights) (dated January 5, 2007)
- JSAT Announces Issuance Terms for Stock Options (Stock Acquisition Rights) to Directors (dated January 10, 2007)
- Notice regarding the Preparation of a Share Transfer Plan and the Conclusion of a Share Transfer Agreement (January 11, 2007)

Yours faithfully,

Hideto Usa

General Manager

Corporate Communications & Investor Relations Division

Corporate Coordination Group

JSAT Corporation

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17・18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

January 5, 2007
JSAT Corporation

JSAT Announces Issuance Terms for Stock Options (Stock Acquisition Rights) to Directors

JSAT Corporation ("JSAT") wishes to serve notice that today it determined the exercise price of stock acquisition rights. On December 21, 2006, the Board of Directors passed a resolution regarding the issuance of stock acquisition rights to JSAT directors, based on the resolution "Regarding Setting the Amount of Stock Option Compensation for Directors and Other Details" approved at JSAT's 22nd Ordinary General Meeting of Shareholders held on June 27, 2006.

(1)Persons qualified for the issuance of stock acquisition rights, number of persons, and number of stock acquisition rights to be issued
JSAT directors 5 persons 300 rights

(2)Type and number of shares underlying stock acquisition rights
JSAT common stock: 300 shares

(3) Total number of stock acquisition rights
300 rights

(4) Monetary payment for stock acquisition rights
The amount of the monetary payment for the stock acquisition rights shall be the fair value on the date of issuance as determined by the Black Scholes Model. However, no monetary payment shall be required in exchange for the stock acquisition rights, because such payment is deemed to be offset by the right granted to directors to claim remuneration from JSAT.

(5) Exercise price of stock acquisition rights
The exercise price is 308,600yen per share.

(6) Exercise period for the stock acquisition rights
From July 1, 2007 to June 30, 2011

(7) Matters regarding capital and capital reserves that will increase when shares are issued upon exercise of stock acquisition rights
i. The amount of the increase in capital when shares are issued upon the exercise of the stock acquisition rights will be half of the maximum permitted increase of capital, etc. calculated in accordance with Article 40, No.1 of the Corporate Calculation Rules, with any fraction of less than one yen rounded up to the nearest yen.
ii. The amount of the increase in capital reserves when shares are issued upon the exercise of the stock acquisition rights will be determined by subtracting the increase in capital calculated as stipulated in item i above from the maximum amount of increase allowed as defined in item i above.

(8) Date of issuance of stock acquisition rights
January 9, 2007.

(Reference)
Date of proposal to Ordinary General Meeting of Shareholders: May 12, 2006.
Date of resolution of Ordinary General Meeting of Shareholders: June 27, 2006.
Date of Board of Directors resolution: December 21, 2006

January 5, 2007
JSAT Corporation

JSAT Announces Issuance Terms for Stock Options (Stock Acquisition Rights)

JSAT Corporation ("JSAT") wishes to serve notice that today it determined the exercise price of stock acquisition rights. On December 21, 2006, the Board of Directors approved a resolution to offer stock acquisition rights, and set terms concerning the recipients of said stock acquisition rights. This was based on the resolution "Delegation of Authority to the Board of Directors to Set Terms for the Issuance of Stock Acquisition Rights as Stock Options" approved at JSAT's 22nd Ordinary General Meeting of Shareholders held on June 27, 2006.

(1) Persons qualified for the issuance of stock acquisition rights, number of persons, and number of stock acquisition rights to be issued

JSAT executive officers	7 persons	200 rights
JSAT employees	196 persons	826 rights
Directors of JSAT subsidiaries	4 persons	58 rights
Employees of JSAT subsidiaries	49 persons	116 rights

(2) Type and number of shares underlying stock acquisition rights
JSAT common stock: 1,200 shares

(3) Total number of stock acquisition rights
1,200 rights

(4) Monetary payment for stock acquisition rights
The stock acquisition rights require no monetary payment. (in gratis)

(5) Exercise price of stock acquisition rights
The exercise price is 308,600yen per share.

(6) Exercise period for the stock acquisition rights
From July 1, 2007 to June 30, 2011

(7) Matters regarding capital and capital reserves that will increase when shares are issued upon exercise of stock acquisition rights

i. The amount of the increase in capital when shares are issued upon the exercise of the stock acquisition rights will be half of the maximum permitted increase of capital, etc. calculated in accordance with Article 40, No.1 of the Corporate Calculation Rules, with any fraction of less than one yen rounded up to the nearest yen.

ii. The amount of the increase in capital reserves when shares are issued upon the exercise of the stock acquisition rights will be determined by subtracting the increase in capital calculated as stipulated in item i above from the maximum amount of increase allowed as defined in item i above.

(8) Date of issuance of stock acquisition rights
January 9, 2007.

(Reference)
Date of proposal to Ordinary General Meeting of Shareholders: May 12, 2006.
Date of resolution of Ordinary General Meeting of Shareholders: June 27, 2006.
Date of Board of Directors resolution: December 21, 2006

January 10, 2007
JSAT Corporation

JSAT Announces Issuance Terms for Stock Options (Stock Acquisition Rights) to Directors

JSAT Corporation ("JSAT") wishes to serve notice that today it determined Manetary payment for stock acquisition rights. On December 21, 2006, the Board of Directors passed a resolution regarding the issuance of stock acquisition rights to JSAT directors, based on the resolution "Regarding Setting the Amount of Stock Option Compensation for Directors and Other Details" approved at JSAT's 22nd Ordinary General Meeting of Shareholders held on June 27, 2006.

(1)Persons qualified for the issuance of stock acquisition rights, number of persons, and number of stock acquisition rights to be issued

JSAT directors 5 persons 300 rights

(2)Type and number of shares underlying stock acquisition rights

JSAT common stock: 300 shares

(3) Total number of stock acquisition rights

300 rights

(4) Monetary payment for stock acquisition rights

50,591 yen per share. However, no monetary payment shall be required in exchange for the stock acquisition rights, because such payment is deemed to be offset by the right granted to directors to claim remuneration from JSAT.

(5) Exercise price of stock acquisition rights

The exercise price is 308,600yen per share.。

(6) Exercise period for the stock acquisition rights

From July 1, 2007 to June 30, 2011

(7) Matters regarding capital that will increase when shares are issued upon exercise of stock acquisition rights

Capital will increase by 179,596 yen per share

(8) Date of issuance of stock acquisition rights

January 9, 2007.

(Reference)

Date of proposal to Ordinary General Meeting of Shareholders: May 12, 2006.
Date of resolution of Ordinary General Meeting of Shareholders: June 27, 2006.
Date of Board of Directors resolution: December 21, 2006

This press release relates to the business combination (the "Business Combination") to be effected under Japanese laws whereby JSAT Corporation and SKY Perfect Communications Inc. (collectively, the "Companies") will become wholly owned subsidiaries of a newly established Japanese corporation (the "Holding Company"). The Business Combination and information to be distributed in connection therewith are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information included herein and therein have been and will be prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of the United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Business Combination, since the Companies and the Holding Company will be located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue the Companies, the Holding Company or their respective officers or directors in a Japanese court for violation of the U.S. securities laws. It may be difficult to compel the Companies, the Holding Company or any of their respective affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the Companies or the Holding Company may purchase securities otherwise than pursuant to the Business Combination, such as in open market or privately negotiated purchases.

January 11, 2007

JSAT Corporation
Kiyoshi Isozaki, President & CEO, Representative Director
(Code Number: 9442, First Section of Tokyo Stock Exchange)
Contact: Hideto Usa, Corporate Communications & Investor Relations Division, General Manager
TEL: 03-5219-7778

SKY Perfect Communications Inc.
Masao Nito, President and Representative Director
(Code Number: 4795, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto, Public Relations and Investor Relations Department, General Manager
TEL: 03-5468-9400

Notice regarding the Preparation of a Share Transfer Plan and the Conclusion of a Share Transfer Agreement

JSAT Corporation (President & CEO: Kiyoshi Isozaki; Headquarters: Chiyoda-ku, Tokyo; "JSAT") and SKY Perfect Communications Inc. (President and Representative Director: Masao Nito; Headquarters: Shibuya-ku, Tokyo; "SKY Perfect"; together with JSAT, the "Companies") are pleased to announce that respective meetings of their boards of directors have resolved the share transfer (*kabushiki iten*; the "Share Transfer") plan (the "Plan") and have concluded a share transfer agreement (the "Definitive Agreement") based on the Basic Agreement executed on October 26, 2006. Details are as follows.

The Companies have decided to change the Japanese name of the holding company (the "Holding Company") announced on October 26, 2006, to be established by the Companies on April 2, 2007. However, the English name for the Holding Company, SKY Perfect JSAT Corporation, also announced on the date, remains the same. Other details such as the Exchange Ratio (defined below) and the schedule for the Share Transfer will remain unchanged from those announced on October 26, 2006.

The Companies intend to continue to lay the foundations for the Business Combination to establish the Holding Company, and regard the incorporation of the Holding Company as a new starting point to further develop the market for multichannel pay TV in Japan and maximize their corporate values through integrated business expansion and more efficient management to correspond with the convergence of the telecommunications and broadcasting industries.

1. Terms and conditions of the Share Transfer, etc.

(1) Share Exchange Ratio

The ratio of the number of shares of the Holding Company's common stock to be allocated to the shares of the Companies upon the Share Transfer (the "Exchange Ratio") will be as follows.

Company name	SKY Perfect	JSAT
Exchange Ratio	1	4

Based on the Exchange Ratio, holders of SKY Perfect's common stock will receive one share of the Holding Company's common stock for each share of SKY Perfect's common stock. Holders of JSAT's common stock will receive four shares of the Holding Company's common stock for each share of JSAT's common stock.

With respect to the Exchange Ratio, SKY Perfect and JSAT have retained Morgan Stanley Japan Securities

Co., Ltd. and Merrill Lynch Japan Securities Co., Ltd. as their respective financial advisors and asked them to evaluate the Exchange Ratio as third party institutions. These financial advisors calculated the Companies' respective enterprise and equity values by utilizing the comparative stock price performance method, the DCF (Discounted Cash Flow) method and other relevant methods. Based on their valuations, SKY Perfect and JSAT determined the Exchange Ratio through negotiation and discussion.

However, should any significant change occur affecting the conditions upon which the calculations are based, the Companies may discuss and change the Exchange Ratio.

(2) Schedule of the Share Transfer

November 11, 2006:	Record date for extraordinary shareholders' meeting for the approval of the Share Transfer (the Companies)
January 11, 2007:	Preparation of the Plan and conclusion of the Definitive Agreement (the Companies)
February 9, 2007 (tentative):	Extraordinary shareholders' meeting for the approval of the Share Transfer (the Companies)
March 27, 2007 (tentative):	Effective date of delisting of the shares of the Companies
April 2, 2007 (tentative):	Effective date of registration and incorporation of the Holding Company and listing of the Holding Company shares
Mid-May 2007 (tentative):	Date of delivery of share certificates (the Holding Company)

The Companies may change, through discussion, the above schedule should any significant difficulties arise during the course of this process.

(3) Application for the listing of Holding Company shares

The Holding Company will apply to list its shares on the Tokyo Stock Exchange (TSE). Although the date of the listing will be determined subject to regulations, including the rules of the TSE, the listing of the shares of the Holding Company is scheduled for April 2, 2007, which is the registration date for its incorporation. In line with the Share Transfer process, shares of SKY Perfect and JSAT are scheduled to be delisted from the TSE as of March 27, 2007.

(4) Convertible bonds issued by JSAT (reaching maturity in March 2007)

Convertible bonds that are not converted to JSAT common stock will be redeemed by JSAT in March 2007 in accordance with the terms and conditions of the convertible bonds.

(5) Stock acquisition rights (stock options) issued by the Companies

With respect to the stock acquisition rights issued by the Companies as stock option, the Holding Company plans to issue its stock acquisition rights in lieu of the existing stock acquisition rights to each holder of the existing stock acquisition rights as follows, taking into account of the details of each existing stock acquisition right and the Exchange Ratio. Details of the stock acquisition rights to be issued by the Holding Company will be announced as soon as they are determined:

(i) to the holder of the first stock acquisition rights of SKY Perfect (total number of rights: 1,644), one of the first stock acquisition rights of the Holding Company (total number of rights: 1,644) will be issued for each of the first stock acquisition rights of SKY Perfect;

(ii) to the holder of the second stock acquisition rights of SKY Perfect (total number of rights: 2,909), one of the second stock acquisition rights of the Holding Company (total number of rights: 2,909) will be issued for each of the second stock acquisition rights of SKY Perfect;

(iii) to the holder of the third stock acquisition rights of SKY Perfect (total number of rights: 1,158), one of the third stock acquisition rights of the Holding Company (total number of rights: 1,158) will be issued for each of the third stock acquisition rights of SKY Perfect;

(iv) to the holder of the fourth stock acquisition rights of SKY Perfect (total number of rights: 2,599), one of the fourth stock acquisition rights of the Holding Company (total number of rights: 2,522) will be issued for each of the fourth stock acquisition rights of SKY Perfect;

(v) to the holder of the fifth stock acquisition rights of SKY Perfect (total number of rights: 1,180), one of the fifth stock acquisition rights of the Holding Company (total number of rights: 1,180) will be issued for each of the fifth stock acquisition rights of SKY Perfect;

(vi) to the holder of the first stock acquisition rights of JSAT (total number of rights: 1,000), one of the sixth stock acquisition rights of the Holding Company (total number of rights: 1,000) will be issued for each of the first stock acquisition rights of JSAT;

(vii) to the holder of the second stock acquisition rights of JSAT (total number of rights: 1,000), one of the seventh stock acquisition rights of the Holding Company (total number of rights: 1,000) will be issued for each of the second stock acquisition rights of JSAT;

(viii) to the holder of the fourth stock acquisition rights of JSAT (total number of rights: 300), one of the eighth stock acquisition rights of the Holding Company (total number of rights: 300) will be issued for each of the fourth stock acquisition rights of JSAT; and

(ix) to the holder of the fifth stock acquisition rights of JSAT (total number of rights: 1,200), one of the ninth stock acquisition rights of the Holding Company (total number of rights: 1,200) will be issued for each of the fifth stock acquisition rights of JSAT.

* With respect to type and number of shares regarding the stock acquisition rights to be issued by the Holding Company, taking into account of the Exchange Ratio, one common share of the Holding Company will be acquired for each stock acquisition rights in case of the first through fifth stock acquisition rights, and four common shares of the Holding Company will be acquired for each stock acquisition rights in case of the sixth through ninth stock acquisition rights.

* The number of each stock acquisition rights issued by the Companies is as of January 2007 and is subject to change by exercise of the rights thereafter. By such exercise, the number of the stock acquisition rights to be issued by the Holding Company in lieu of the existing stock acquisition rights will be subject to change accordingly.

(6) Accounting procedure for the Share Transfer

The Share Transfer is classed as an "acquisition" under the accounting practices for business combinations that came into effect in April 2006. The Holding Company will therefore record the assets and liabilities of the company being combined (JSAT) via the Purchase Method*.

In the case of the Share Transfer, the difference between the "acquisition price" of JSAT and the "market value of its net assets" will be capitalized as "goodwill" on the Holding Company's consolidated balance sheets. The Holding Company will be obliged to amortize the goodwill within 20 years.

According to current estimates based on JSAT's net assets as of September 30, 2006, goodwill at the time of the incorporation of the Holding Company is expected to total approximately ¥10 billion. However, this estimated goodwill is subject to change depending on the market value of JSAT's net assets as of the end of March 2007.

The number of amortization years of goodwill will be announced as soon as it is determined.

(*) The Purchase Method refers to the accounting procedure whereby the assets and liabilities of the company being combined are carried over at their market value and the price of the shares issued in consideration used as the acquisition price for the relevant company.

(7) Treasury stocks of the Companies and shares of SKY Perfect owned by JSAT

The Holding Company's stock will be allocated to treasury stock owned by the Companies and shares of SKY Perfect owned by JSAT in accordance with the Exchange Ratio (SKY Perfect: 1 and JSAT: 4). SKY Perfect and JSAT will consider and determine the treatment of the Holding Company's stock to be held by the Companies as a result of the Share Transfer from the perspective of the combined group's equity policy,

taking into account the option of using them as considerations in acquisitions for future M&A strategies and the retirement of treasury stock to improve the group's capital efficiency.

2. Overview of the Holding Company

(1) Company name: SKY Perfect JSAT Corporation

* Reflecting the desire to further promote the Business Combination, the Companies have decided to change the Japanese name of the Holding Company announced on October 26, 2006 to be established by the Companies on April 2, 2007. However, the English name for the Holding Company, SKY Perfect JSAT Corporation, also announced on the date, remains the same.

(2) Description of business:

- The Holding Company will be responsible for the overall management of group business through planning, operation and administration activities designed to optimize group operations and managing group companies based on clearly delegated authorities and responsibilities.

- The Holding Company will effectively use the management resources of the group and will plan and execute group strategies designed to bolster profit growth and quickly generate synergy from the Business Combination.

(3) Location of Headquarters:

Chiyoda-ku, Tokyo. Details will be announced as soon as it is determined.

(4) Date of incorporation: April 2, 2007 (Monday)

(5) Candidates for directors and corporate auditors

Title	Name	Major Current Position(s)
Chairman and Representative Director	Masanori Akiyama	JSAT Corporation, Director, Senior Managing Executive Officer
President and Representative Director	Masao Nito	SKY Perfect Communications Inc., President and Representative Director
Executive Director	Ryoji Hirabayashi	SKY Perfect Communications Inc., Managing Director
Executive Director	Hiroo Sumitomo	JSAT Corporation, Senior Executive Officer
Non-Executive Director	Iwao Nakatani	JSAT Corporation, Non-Executive Director; Mitsubishi UFJ Research and Consulting Co., Ltd., Chairman of the Board Counselor Tama University, President
Non-Executive Director	Masakatsu Mori	SKY Perfect Communications Inc., Non-Executive Director; Accenture Japan Ltd., Chairman
Non-Executive Director	Jun Murai	Keio University, Vice President, Professor of the Faculty of Environmental
Non-Executive Director	Hiromasa Otsuka	Sony Corporation, SVP, Corporate Executive Officer
Non-Executive Director	Kazunobu Iijima	Fuji Television Network, Inc., Executive Managing Director
Non-Executive Director	Shigeru Ikeda	NTT Resonant Inc., Advisor
Non-Executive Director	Kohei Manabe	JSAT Corporation, Non-Executive Director; Nippon Television Network Corporation, Representative Director, Corporate Advisor
Corporate Auditor (Standing)	Shoichi Kameyama	JSAT Corporation, Corporate Auditor
Corporate Auditor (Standing)	Ryosuke Tsuruma	SKY Perfect Communications Inc., Corporate Auditor
Corporate Auditor	Toshiaki Katsushima	JSAT Corporation, Corporate Auditor
Corporate Auditor	Kenichiro Tanaka	Tokyo Broadcasting System, Inc., Vice President, Department of Corporate Planning

(6) Paid-in capital: ¥10 billion

(7) Number of shares to be issued:

Number of shares of the Holding Company to be issued upon incorporation: 3,696,037

(Based on the total number of outstanding shares of the Companies as of November 11, 2006)

* The unit stock system will not be adopted.

(8) Fiscal year-end: March 31

(9) Stock listing: Tokyo Stock Exchange (First Section)

(10) Independent auditor: Deloitte Touche Tohmatsu

(11) Shareholder register administrator: Mizuho Trust & Banking Co., Ltd.

(12) Forecast:

The forecast for the fiscal year ending March 2008 is scheduled to be announced in early March 2007.

The new medium-term plan for the group will be prepared by the end of March 2007 and will be announced as soon as preparation work has been completed.

The Companies plan to payout the dividend amounts announced in the preliminary interim results for the fiscal year ending March 2007. Every effort will be made to ensure stable dividends thereafter, taking into account the Companies respective dividend payouts in the past and the group's medium-term plan.

3. Overview of the Business Combination Parties (consolidated) (as of the end of September 2006)

(1) Company name	SKY Perfect Communications Inc.	JSAT Corporation
(2) Description of business	Multichannel pay TV platform services	Network- and image-related services via communication satellites
(3) Date of incorporation	November 1994	February 1985
(4) Headquarters	Shibuya-ku, Tokyo	Chiyoda-ku, Tokyo
(5) Representative	Masao Nito, President and Representative Director	Kiyoshi Isozaki, President & CEO, Representative Director
(6) Paid-in capital	¥50.083 billion	¥53.769 billion
(7) Number of shares issued	2,270,365 shares	356,418 shares
(8) Net assets	¥88.656 billion	¥83.875 billion
(9) Total assets	¥120.355 billion	¥176.310 billion
(10) Fiscal year-end	March 31	March 31
(11) Number of employees	476	258
(12) Major customers	Pay Per View Japan, Inc.	NTT Communications Corporation
(13) Principal shareholders and ownership ratio	Sony Broadcast Media Co., Ltd. 12.47% Fuji Television Network Inc. 12.47% ITOCHU Corporation (including Mizuho Trust & Banking Co., Ltd. (ITOCHU Corporation pension trust account)) 12.47% JSAT Corporation 6.91% Tokyo Broadcasting System, Inc. 5.68%	NTT Communications Corporation 17.64% Mizuho Trust & Banking Co., Ltd. (ITOCHU Corporation pension trust account) 13.99% Japan Trustee Services Bank, Ltd. (Sumitomo Corporation retirement benefit trust account) 10.75% Japan Trustee Services Bank, Ltd. (Mitsui & Co., Ltd. retirement benefit trust account) 9.40% Nippon Television Network Corporation 6.31%
(14) Major relationship banks	Mizuho Corporate Bank, Ltd. Bank of Tokyo-Mitsubishi UFJ, Ltd. and others	Mizuho Corporate Bank, Ltd. Shinsei Bank, Ltd. Bank of Tokyo-Mitsubishi UFJ, Ltd. Japan Bank for International Cooperation and others

(15) Relationship between the parties

Capital relationship	JSAT owns 6.91% of the shares issued by SKY Perfect. JSAT owns 49%, 20% and 10% of the shares issued respectively by SKY Perfect Marketing Co., Ltd., Pay Per View Japan, Inc., and Multi Channel Entertainment Inc., which are consolidated subsidiaries of SKY Perfect.
Human relationship	JSAT has assigned five employees to SKY Perfect.
Business relationship	JSAT has consigned its uplink operations to SKY Perfect. JSAT also provides SKY Perfect with satellite circuits, such as promotion channels.

(16) Consolidated Results for the last three years

(Million yen)

	SKY Perfect				JSAT			
Fiscal year	FY04/3	FY05/3	FY06/3	FY07/3 (estimate)	FY04/3	FY05/3	FY06/3	FY07/3 (estimate)
Revenues	72,475	74,016	82,329	87,500	45,144	44,388	43,952	38,500
Operating income	4,152	2,826	- 261	—	10,965	8,063	2,636	10,200
Ordinary income	4,853	3,681	106	1,000	9,962	7,512	2,309	10,200
Net income	4,384	3,709	357	1,500	6,460	4,077	- 7,928	6,000
Net income per share (¥)	1,957.23	1,630.78	162.56	696.73	16,926.50	11,233.68	- 22,320.52	16,906.53
Dividend per share (¥)	500	750	750	750	6,000	6,000	6,000	6,000
Shareholders' equity per share (¥)	42,449.21	41,332.86	43,661.41	—	276,931.76	258,874.61	233,559.08	—